Exhibit 12.1
Kronos International, Inc. and Subsidiaries
Statements of Computation of Ratio of Earnings to Combined Fixed Charges (Unaudited)
(In millions, except ratios)

	Years ended December 31,
	2002(3)	2003(3)	2004(3)	2005(3)	2006

Fixed charges:
Total interest expense	$35.4	$32.6	$36.7	$43.9	$63.3
Preferred stock dividends and accretion(1)	78.6	-	-	-	-
Interest component of rent expense(2)	2.4	3.0	2.7	2.8	2.8

Total fixed charges	116.4	35.6	39.4	46.7	66.1

Adjustments:
Income before income taxes and minority interest	63.4	82.9	64.1	119.6	66.0
Amortization of capitalized interest	.5	.5	.5	.4	.3

Total adjustments	63.9	83.4	64.6	120.0	66.3

Total earnings available for fixed charges	$180.3	$119.0	$104.0	$166.7	$132.4

Ratio of earnings to combined fixed charges	1.5	3.3	2.6	3.6	2.0

(1)
There is not adjustment to the amount shown on our consolidated statements of income for dividends and accretion on redeemable preferred stock to obtain an equivalent pre-tax amount. During the periods in which the redeemable preferred stock was outstanding, we had a significant amount of net operating loss carryforwards in Germany, the benefit of which had not been recognized under the “more-likely-than-not” recognition criteria of accounting principles generally accepted in the United States of America. Accordingly, the equivalent pre-tax amount for such dividends and accretion would not differ from the amount of such dividends and accretion.

(2)	The interest expense component of rental expense is calculated as one-third of the aggregate rent expense for each year, which is a reasonable approximation of the interest factor.

(3)	Amounts for 2002 through 2005 have been adjusted for the effect of adopting FSP No. AUG AIR-1. See Note 15 to our Consolidated Financial Statements.